SERIES 2000-1G MEDALLION TRUST QUARTERLY SERVICERS CERTIFICATE
--------------------------------------------------------------

Quarterly Summary Distribution Details


Reporting Dates
---------------

Closing Date                                                           27-Mar-00
Determination Date                                                     01-Oct-00
Notice Date                                                            11-Oct-00
Distribution Date                                                      12-Oct-00
Start Accrual Period                                                   12-Jul-00
End Accrual Period                                                     12-Oct-00
No. Of Days in Accrual Period                                                 92
Start Collection Period                                                01-Jul-00
End Collection Period                                                  30-Sep-00
No. Of Days in Collection Period                                              92



Securities on Issue
-------------------
                               No. of     Initial Invested  Initial Invested
                            Certificates    Amount (US$)      Amount (A$)
                            ------------    ------------      -----------
Class A-1 Notes                   9,550   955,000,000.00   1,577,208,918
Class A-2 Notes                   1,500              n/a     150,000,000
Class B Notes                       150              n/a      15,000,000
Redraw Bond - series 1                0              n/a            --
Redraw Bond - series 2                0              n/a            --

US$/A$ exchange rate at issue    0.6055


Interest Rate for Accrual Period
--------------------------------

                                                           Bank       Interest     Interest
                                                         Bill Rate     Margin        Rate
                                                         ---------     ------        ----
Class A-1 Notes (payable to Currency Swap Provider)        6.160%      0.381%      6.54191%
Class A-2 Notes                                            6.160%      0.390%      6.55000%
Class B Notes                                              6.160%      0.700%      6.86000%
Redraw Bond - series 1                                     0.000%      0.000%      0.00000%
Redraw Bond - series 2                                     0.000%      0.000%      0.00000%

BBSW Interest & Unpaid Interest Rate for Accrual Period   6.1600%
Facilities BBSW                                           6.1600%



Distributions Payable On Distribution Date
------------------------------------------
                                                       Per Cert.     Aggregate
                                                       ---------     ---------
Total Interest Amount:
   Class A-1 Notes                                     2,537.29    24,231,071.75
   Class A-2 Notes                                     1,538.23     2,307,345.00
   Class B Notes                                       1,719.82       257,973.00
   Redraw Bond - series 1                               --               --
   Redraw Bond - series 2                               --               --
Principal:
   Class A-1 Notes                                     9,706.00    92,692,252.68
   Class A-2 Notes                                     5,876.98     8,815,470.00
   Class B Notes                                         407.78        61,167.00
   Redraw Bond - series 1                               --               --
   Redraw Bond - series 2                               --               --
Total:
   Class A-1 Notes                                    12,243.28   116,923,324.43
   Class A-2 Notes                                     7,415.21    11,122,815.00
   Class B Notes                                       2,127.60       319,140.00
   Redraw Bond - series 1                               --               --
   Redraw Bond - series 2                               --               --
   Total                                              21,786.09   128,365,279.43


Pool Factors
------------
                                                      Last             Current
                                                  Distribution      Distribution
                                                      Date              Date
                                                      ----              ----
Class A-1 Notes                                    0.93171950         0.87294970
Class A-2 Notes                                    0.93171950         0.87294970
Class B Notes                                      0.99463790         0.99056010
Redraw Bond - series 1                                     --                 --
Redraw Bond - series 2                                     --                 --

Quarterly Cashflow Working Sheet
--------------------------------
                                                Per Certificate      Aggregate
                                                       $                 $
  Finance Charge Collections                                       29,825,538.36
  Finance Charge Collections - Repurchases                               --
  Finance Charge Damages                                                 --
  Income due to Seller                                                   --
  Other Income                                                      1,281,323.78
Preliminary Income Amount                                          31,106,862.14

Required Income Amount                                             37,343,194.59

Income Shortfall                                                    6,236,332.45
Liquidity Facility Draw                                             6,236,332.45

Principal Chargeoff Unreimbursement                                      --
Principal Chargeoff                                                      --
Total Principal Chargeoff Reimbursement Due                              --

Payment Allocation Cascade

  Preliminary Income Amount                                        31,106,862.14
  Liquidity Facility Draw                                           6,236,332.45
Available Income Amount                                            37,343,194.59

                                                    Due          Available          Paid
                                                    ---          ---------          ----
Interest Amount Payable - Redraw Facility            --        26,796,389.75         --
      - Class A-1 Notes                        24,231,071.75   26,796,389.75   24,231,071.75
      - Class A-2 Notes                         2,307,345.00    2,565,318.00    2,307,345.00
           - Redraw Bonds - series 1                 --           257,973.00         --
           - Redraw Bonds - series 2                 --           257,973.00         --
           - Class B Notes                        257,973.00      257,973.00      257,973.00

Total Principal Chargeoff Reimbursement              --                --             --
Excess Distribution                                                                   --

Unpaid Facility Int Chg  - Liquidity                                                  --
                         - Redraw                                      -              --
Unpaid Security Interest Amount
      - Class A-1 Notes                                                               --
      - Class A-2 Notes                                                               --
      - Class B Notes                                                                 --
      - Redraw Bonds - series 1                                                       --
      - Redraw Bonds - series 2                                                       --


Facilities Outstanding
----------------------

Liquidity Commitment Facility Limit                                            48,000,000.00
Beginning Liquidity Commitment Facility                                        39,605,915.90
Previous Liquidity Facility Draw                                                8,394,084.10
Repayment of Liquidity Facility                                                 8,394,084.10
Liquidity Facility Draw                                                         6,236,332.45
Ending Liquidity Commitment Facility                                           41,763,667.55

Redraw Commitment Facility Limit                                               50,000,000.00
Beginning Redraw Commitment Facility                                           50,000,000.00
Previous Redraw Facility Draw                                                           --
Previous Redraw Facility Draw - Chargeoffs                                              --
Repayment of Redraw Facility                                                            --
Repayment of Unreimbursed Chargeoffs                                                    --
Redraw Facility Draw - Unreimbursed Chargeoffs                                          --
Redraw Facility Available to Draw                                              50,000,000.00
Redraw Facility Draw                                                                    --
Ending Redraw  Commitment Facility                                             50,000,000.00

Interest and Principal Distribution Worksheet
---------------------------------------------

                                                                             Per Certificate         Aggregate
Interest Amount                                                                     $                    $
---------------
Class A-1 Notes
Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                         --                   --
Security  Interest Amount                                                           2,537.29        24,231,071.75
Total Interest Amount                                                                               24,231,071.75

Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount
Interest Amount Payable                                                             2,537.29        24,231,071.75
Unpaid Security Interest Amount                                                                     24,231,071.75

Class A-2 Notes
Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                         --                   --
Security  Interest Amount                                                           1,538.23         2,307,345.00
Total Interest Amount                                                                                2,307,345.00

Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount
Interest Amount Payable                                                             1,538.23         2,307,345.00
Unpaid Security Interest Amount                                                                      2,307,345.00

Class B Notes
Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount                                                           1,719.82           257,973.00
Total Interest Amount                                                                                  257,973.00

Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount                                                                                 --
Interest Amount Payable                                                             1,719.82           257,973.00
Unpaid Security Interest Amount                                                                        257,973.00

Redraw Bonds - Series 1
Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                         --                   --
Security  Interest Amount                                                            --                   --
Total Interest Amount                                                                                     --

Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount                                                                                 --
Interest Amount Payable                                                              --                   --
Unpaid Security Interest Amount                                                                           --

Redraw Bonds - Series 2
Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                         --                   --
Security  Interest Amount                                                            --                   --
Total Interest Amount                                                                                     --

Unpaid Security Interest Amount (after last Distribution Date)                                            --
Interest on  Unpaid Security Interest Amount                                                              --
Security  Interest Amount                                                                                 --
Interest Amount Payable                                                              --                   --
Unpaid Security Interest Amount                                                                           --



Principal Amount
----------------
Principal Collections                                                                              112,971,626.81
Principal Collections - Repurchases                                                                          0
  less Repayment Of Redraw Facility
  less Total Customer Redraw                                                                       (11,402,737.71)
  plus Redraw Facility Draw                                                                               --
  plus Redraw Bonds Issue this month                                                                      --
  Aggregate Principal Damages from Seller & Servicer                                                      --
  Principal Chargeoff Reimbursement  - Class B Notes                                                      --
      - Class A-1 Notes                                                                                   --
      - Class A-2 Notes                                                                                   --
        - Redraw Bonds - Series 1                                                                         --
        - Redraw Bonds - Series 2                                                                         --
        - Redraw Facility                                                                                 --

  Principal rounding b/f                                                                                     0.91

  Scheduled Principal Amount                                                    6,643,227.68
  Scheduled Principal Amount less redraws                                       6,643,227.68
  Unscheduled Principal Amount - Partial Prepayment                            74,879,594.38
  Unscheduled Principal Amount - Full Prepayment                               31,448,804.75
  Unscheduled Principal Amount - less redraws + C/O Reim                       94,925,661.42


Total Available Principal Amount for Redraw Bonds                                                  101,568,890.01

Principal Distribution - Redraw Bonds - Series 1                                     --                   --
Principal Distribution - Redraw Bonds - Series 2                                     --                   --

Principal rounding b/f                                                                                       0.91
Total Unscheduled Principal Amount                                                                  94,925,661.42
Total Scheduled Principal Amount                                                                     6,643,227.68
Total Available Principal Amount for Notes                                                         101,568,890.01

Principal Allocation
                                                                                              ----------------
Class A Percentage via Stepdown                                                                            100%
Class A Available Principal Payment
      Class A-1 Principal Payment                                                    9706.00        92,692,252.68
      Class A-2 Principal Payment                                                    5876.98         8,815,470.00
Class B Principal Payment                                                             407.78            61,167.00

Principal rounding c/f                                                                                       0.33

Principal Losses
                                                                                              ----------------
Principal Losses                                                                                          --
  Principal Draw Amount - Pool Mortgage Insurance Policy                                                  --
  Principal Draw Amount - Individual Mortgage Insurance Policy                                            --
Net Principal Losses                                                                                      --
Principal Chargeoff  - Class B Notes                                                                      --
      - Class A-1 Notes                                                                                   --
      - Class A-2 Notes                                                                                   --
        - Redraw Bonds Series 1                                                                           --
        - Redraw Bonds Series 2                                                                           --
        - Redraw Facility                                                                                 --

Class A-1 Notes
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --
                                                                                              ----------------
Class A-2 Notes
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --

Class B Notes
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --

Redraw Bonds - Series 1
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --

Redraw Bonds - Series 2
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --

Redraw Facility
Beginning Unreimbursed Principal Chargeoffs                                                               --
Principal Chargeoff                                                                                       --
Principal Chargeoff Reimbursement                                                                         --
Ending Unreimbursed Principal Chargeoffs                                                                  --

Investors Balance Outstanding Worksheet
---------------------------------------

                                                                                 Aggregate            Aggregate
                                                                                    US$                   A$
Class A-1 Notes
Initial Invested Amount                                                       955,000,000.00     1,577,208,918.25
  previous Principal Distribution                                              65,207,877.50       107,692,613.54
  Principal Distribution for current period                                    56,125,159.00        92,692,252.68
Total Principal Distribution to date                                          121,333,036.50       200,384,866.22
Beginning Invested Amount                                                     889,792,122.50     1,469,516,304.71
Ending Invested Amount                                                        833,666,963.50     1,376,824,052.03
Unreimbursed Principal Chargeoffs                                                                         --
Beginning Stated Amount                                                       889,792,122.50     1,469,516,304.71
Ending Stated Amount                                                          833,666,963.50     1,376,824,052.03

Class A-2 Notes
Initial Invested Amount                                                                            150,000,000.00
  previous Principal Distribution                                                                   10,242,075.00
  Principal Distribution for current period                                                          8,815,470.00
Total Principal Distribution to date                                                                19,057,545.00
Beginning Invested Amount                                                                          139,757,925.00
Ending Invested Amount                                                                             130,942,455.00
Unreimbursed Principal Chargeoffs                                                                         --
Beginning Stated Amount                                                                            139,757,925.00
Ending Stated Amount                                                                               130,942,455.00

Class B Notes
Initial Invested Amount                                                                             15,000,000.00
  previous Principal Distribution                                                                       80,431.50
  Principal Distribution for current period                                                             61,167.00
Total Principal Distribution to date                                                                   141,598.50
Beginning Invested Amount                                                                           14,919,568.50
Ending Invested Amount                                                                              14,858,401.50
Unreimbursed Principal Chargeoffs                                                                         --
Beginning Stated Amount                                                                             14,919,568.50
Ending Stated Amount                                                                                14,858,401.50

Redraw Bonds - Series 1
Previous Initial Invested Amount                                                                          --
Initial Invested Amount                                                                                   --
  Principal Distribution (after last Distribution Date)                                                   --
  Principal Distribution for current period                                                               --
Total Principal Distribution to date                                                                      --
Beginning Invested Amount                                                                                 --
Ending Invested Amount                                                                                    --
Unreimbursed Principal Chargeoffs                                                                         --
Beginning Stated Amount                                                                                   --
Ending Stated Amount                                                                                      --

Redraw Bonds - Series 2
Previous Initial Invested Amount                                                                          --
Initial Invested Amount                                                                                   --
  Principal Distribution (after last Distribution Date)                                                   --
  Principal Distribution for current period                                                               --
Total Principal Distribution to date                                                                      --
Beginning Invested Amount                                                                                 --
Ending Invested Amount                                                                                    --
Unreimbursed Principal Chargeoffs                                                                         --
Beginning Stated Amount                                                                                   --
Ending Stated Amount                                                                                      --

Average Monthly Percentage
Current Balance of Arrears greater than 60 Days                                                      2,450,145.47
Current Outstanding Loan Balance                                                                 1,625,795,898.03
Average Monthly Percentage                                                                                --
Monthly Percentage - Current Period                                                                       --
Monthly Percentage Month 2                                                                                   0
Monthly Percentage Month 3                                                                                --
Monthly Percentage Month 4                                                                                --
Monthly Percentage Month 5                                                                                --
Monthly Percentage Month 6                                                                                --
Monthly Percentage Month 7                                                                                --
Monthly Percentage Month 8                                                                                --
Monthly Percentage Month 9                                                                                --
Monthly Percentage Month 10                                                                               --
Monthly Percentage Month 11                                                                               --
Monthly Percentage Month 12                                                                               --



Stepdown Conditions
-------------------

Years since initial Determination Date                                                                       0.58
Required Subordinated Percentage                                                                          --
Available Subordinated Percentage                                                                            0.01
Aggregate Unreimbursed Principal Chargeoffs                                                               --
Required Class B Stated Amount Outstanding                                                           4,318,022.30
Year < 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                        4,500,000.00
Year < 5, 4% Avg Mo. Perc, Unreim C/O Maximum                                                        1,500,000.00
5 <= Year < 6, Unreim C/O Maximum                                                                    4,500,000.00
6 <= Year < 7, Unreim C/O Maximum                                                                    5,250,000.00
7 <= Year < 8, Unreim C/O Maximum                                                                    6,000,000.00
8 <= Year < 9, Unreim C/O Maximum                                                                    6,750,000.00
9 <= Year, Unreim C/O Maximum                                                                        7,500,000.00
Stepdown Condition less than 5 years                                                                 TRUE
Stepdown Condtion greater than & equal to 5 years                                                    FALSE
Year >= 5, 2% Avg Mo. Perc, Unreim C/O Maximum                                                       TRUE
Year - Stepdown Condition Test
5                                                                                                    TRUE
6                                                                                                    TRUE
7                                                                                                    TRUE
8                                                                                                    TRUE
9                                                                                                    TRUE

Year - Stepdown Class A Criteria                                  FALSE                 TRUE   Class A Percentage
0                                                                   1                    0.5                 0.50
1                                                                   1                    0.5                 0.50
2                                                                   1                    0.5                 0.50
3                                                                   1                      0                    -
4                                                                   1                      0                    -
5                                                                   1                    0.7                 1.00
6                                                                   1                    0.6                 1.00
7                                                                   1                    0.4                 1.00
8                                                                   1                    0.2                 1.00
9                                                                   1                      0                 1.00
10                                                                  0                      0                    -

Stepup Conditions
-----------------

Step-up Date                                                       July 12, 2007
Stepup margin - Class A-1 Notes                                         0.61191%
              - Class A-2 Notes                                          0.7800%

                    Form 6-K Required Collateral information

                         Series 2000-1G Medallion Trust


      Series 2000-1G Medallion Trust Data as at opening of business on the preceding determination date of October 1 2000





Outstanding Mortgage Balance (AUD)
----------------------------------
                                                  Amount                    WAC
                                                  ------                    ---
- Variable Rate Housing Loans            $   1,078,756,030.00              7.72%
- Fixed 1 Year                           $     137,816,967.00              6.64%
- Fixed 2 Year                           $      85,403,693.00              7.01%
- Fixed 3 Year                           $     172,987,339.00              6.88%
- Fixed 4 Year                           $      44,271,549.00              6.99%
- Fixed 5 Year                           $       5,111,035.00              7.95%

Total Pool                               $   1,524,346,613.00              7.47%




Delinquency Information  No of Loans  %of Pool   AUD amount of Loans   % of Pool
-----------------------  ----------   --------   -------------------   ---------


31-60 days                   39         0.26%       $ 4,701,586.60         0.31%
61-90 days                   10         0.07%       $ 1,158,195.76         0.08%
90+ days                     12         0.08%       $ 1,311,927.39         0.09%

Mortgagee In Possession       0         0.00%                $0.00         0.00%